 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated March 27, 2026

Item 1

Botín says Santander has made a strong start to 2026, with all targets reaffirmed and profit on track to be higher than 2025

•	Ana Botín, executive chair of Banco Santander, will say that strong first-quarter performance supports the full-year targets: “For the first quarter of 2026, we have continued the positive trends of previous years, growing both our customer base and revenue, while costs are expected to decline in constant euros year-on-year, resulting in an improvement in efficiency of approximately 250 basis points[1]. As a result, we are on track to increase profit in 2026 year-on-year.”

•	Botín will say the strength of Santander’s business model means targets for 2026-2028 can be re-affirmed despite global economic uncertainty: “Our balanced presence across different countries and businesses significantly mitigates risk by reducing volatility, making our results more predictable throughout the cycle. In a volatile and uncertain world, where the unpredictable happens every day, diversification is a distinctive advantage for Santander.”

•	Today’s AGM is set to approve the capital increase enabling the acquisition of Webster, which will accelerate Santander’s transformation in the US, and a final cash dividend from 2025 results of 12.5 euro cents per share, payable on 5 May 2026. As a result, the total cash dividend per share for 2025 will be 24 euro cents, up over 14% versus the previous year.

Madrid, 27 March 2026 - PRESS RELEASE

At Banco Santander’s annual general meeting (AGM) today, executive chair Ana Botín will say the group has started 2026 strongly, maintaining the positive trends of recent years, with continued growth in customers and revenue, improved efficiency and stable credit quality. She will note that performance in the first months of the year reflects the strength of Santander’s business mix and the benefits of its transformation. ONE Transformation continues to drive cost discipline and efficiency gains across the group.

Botín will highlight that the global environment is becoming increasingly complex: “The world now faces the scenario of higher inflation and lower growth, threats that become more likely with each passing day. Their severity will depend on the duration of the conflict [in the Gulf] and its impact on global energy supply.”

Strong start to 2026

Botín will explain that Santander expects to continue the positive momentum seen in recent years in the first quarter of 2026, supported by solid commercial activity and disciplined execution: “For the first quarter of 2026, we have continued the positive trends of previous years, growing both our customer base and revenue, while costs are expected to decline in constant euros year-on-year, resulting in an improvement in efficiency of approximately 250 basis points. Credit quality remains solid, with cost of credit in line with expectations. Furthermore, we maintain strong capital generation in the quarter, with the CET1 ratio increasing compared to December 2025 year-end. As a result, we are on track to increase profit in 2026 year-on-year.”

She will confirm all the group’s targets for 2026, including mid-single digit revenue growth, a reduction in costs in constant euros, stable cost of risk, profit growth versus €14.1 billion in 2025 and a CET1 ratio of 12.8–13%, supported by strong commercial momentum and continued execution.

1 Figures related to the 2026–2028 financial and operating targets are presented on a basis reflecting the changes made to the presentation of the Group’s financial information, effective from the first quarter of 2026 and communicated through Other Relevant Information filed with CNMV on 10 February. The 2025 figures are presented on a basis that does not reflect these changes in the Group’s reporting. Accordingly, any comparison has been made and should be made on a like-for-like basis, that is, at constant perimeter.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	1

Geographic diversification and Webster acquisition

Santander’s geographic diversification is a key differentiating factor in the current environment, particularly in a context of increasing economic fragmentation: “Our balanced presence across different countries and businesses significantly mitigates risk by reducing volatility, making our results more predictable throughout the cycle.”

Shareholders at today’s AGM are set to approve the capital increase required to deliver Santander shares for the acquisition of Webster Financial Corporation, enabling the transaction to move forward and effectively completing the key corporate step on Santander’s side: “Following the sale of Poland, we announced two complementary acquisitions: TSB in the UK and Webster in the US, both fully aligned with our capital allocation hierarchy. Capital discipline is not only about doing more, but about doing what generates the most sustainable value over time. The combination of Santander’s leadership in consumer finance with Webster’s commercial franchise and its high-quality deposit base positions us as a well-diversified regional bank and will enable us to capture new growth opportunities and generate synergies.”

Strategy and outlook

Santander enters the next phase of its strategy from a position of structural strength, having advanced the simplification and integration of its operating model and global platforms: “We transformed Santander into a structurally different bank: simpler, stronger and more predictable.”

Botín will also highlight the growing impact of artificial intelligence across the group, already enhancing customer experience, improving risk management and increasing productivity: “Artificial Intelligence will probably be the most profound economic and social transformation since the Industrial Revolution. Its impact goes far beyond productivity. In banking, it enables us to better assess risks, prevent fraud more effectively, personalize services and expand access to credit.” Artificial intelligence is already delivering tangible impact across the group and is expected to generate more than €1 billion in business value (savings and revenue) by 2028.

Looking ahead, Botín will reaffirm Santander’s 2026–2028 targets: “In 2028, we aim to exceed €20 billion in profit. This will lead us to profitability, measured in terms of RoTE, above 20%. We also have the target to exceed 210 million customers in 2028.”

These targets are underpinned by a clear and disciplined execution plan focused on customer growth, increasing operating leverage and continued cost efficiencies, driven by the ongoing execution of ONE Transformation: “These figures are the result of a plan with very concrete operational targets, including a reduction of total costs in constant euros each year driven by ONE Transformation.”

Today’s AGM is set to approve a final cash dividend from 2025 results of 12.5 euro cents per share, payable on 5 May 2026. As a result, the total cash dividend per share for 2025 will be 24 euro cents, up over 14% versus the previous year. The total shareholder remuneration against 2025 results will be approximately €7.05 billion (around 50% of the group's attributable profit for 2025), divided approximately equally between cash dividends and share buyback programmes. In February, the bank started a c.€5 billion share buyback, comprising c.€1.8 billion against the second-half of 2025 results, as well as c.€3.2 billion linked to excess capital from the sale of 49% of Santander Poland. Nearly half of this programme has already been executed.

Botín will remind shareholders that throughout the 2026–2028 plan the group expects to maintain a 50% ordinary payout target2: “We intend to more than double the cash dividend per share in 2028 compared to 2025, increasing the share of profit allocated to cash dividends to 35% from 2027 results, and maintain a CET1 of around 13%.”

2 The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026-2028 period remains subject to future corporate and regulatory decisions and approvals.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	2

The chair of Santander will also emphasize that in 2025 the total tax contribution in the countries where the bank operates was €9,553 million, of which €2,028 million was in Spain.

Board appointment

Shareholders will also resolve on the appointment of Deborah Vieitas as a new independent director, subject to regulatory approval, replacing Homaira Akbari, who will step down following today’s shareholders’ meeting.

Deborah Vieitas, currently non-executive chair of Banco Santander Brasil, brings extensive experience in banking and financial markets, including senior roles at BNP Paribas and Crédit Commercial de France, as well as CEO of Caixa Geral de Depósitos’ Brazilian subsidiary. Her appointment will further strengthen the board’s international expertise and geographic diversity.

Ana Botín will welcome her appointment, stating: “We are delighted to welcome Deborah to the board. Her perspective and knowledge of the Brazil market will be a valuable addition as we continue executing our strategy.” She will also thank Homaira Akbari for her contribution to the group, saying: “I would like to thank Homaira for her commitment and valuable contribution to Santander over the past years. We wish her all the best in her future endeavours.”

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	3

Important information

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The financial measures referred to in this report that are considered APMs or non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in the Sustainable Finance Disclosure Regulation (SFDR; EU Reg. 2019/2088).

For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf) as well as the section “Alternative performance measures” of Santander’s 2025 Annual Report, which was published on 25 February 2026 (https://www.santander.com/content/dam/santander-com/en/documentos/informe-financiero-anual/2025/ifa-2025-consolidated-annual-financial-report-en.pdf).

Sustainability information

This report may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor, save as expressly indicated under section ‘Auditors’ reviews’ of the 2025 Annual Report, reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. Therefore, the sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Forward-looking statements

Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, various risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and in the Middle East or other hostilities or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	4

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to, developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS,  BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.

No offer or solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	5

Participants in the solicitation of proxies

Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at http://www.sec.gov/Archives/edgar/data/san-20251231.htm/000089147826000030/0000891478-26-000030-index.html.  To the extent holdings of Webster’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus of Webster and Santander and other relevant materials filed with the SEC, as well as any amendments or supplements to those documents that have been or will be filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this report should be taken as a profit and loss forecast.

Third Party Information

Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 27, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance